LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2007	nquint@luselaw.com

January 28, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Winchester Bancorp, Inc.
Registration Statement on Form S-1
Filed December 12, 2025
File No. 333-283752

To Whom It May Concern:

On behalf of Winchester Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated January 8, 2025, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for the three- and six-month periods ended December 31, 2024.

Form S-1 filed December 12, 2024

Summary, page 1

1. We note that your risk factors exceed 15 pages. In the forepart of the prospectus, please include a series of concise, bulleted or numbered statements, that is no more than two pages, summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

Pages 17 and 18 have been revised, as requested.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

January 28, 2025

Our Officers, Directors and Employees Will Receive Additional Benefits and

Compensation After the Offering

Employee Stock Ownership Plan, page 14

2. We note your disclosure that you anticipate your employee stock ownership plan will purchase 8.0% of the aggregate of the number of shares sold in the offering and contributed to the charitable foundation with the proceeds of a loan to be made by

Winchester Bancorp, Inc. to the plan. Please file the plan as an exhibit to this registration statement or advise.

The employee stock ownership plan has been filed as Exhibit 10.7 to the Amended Registration Statement.

Risk Factors

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area, page 19

3. Revise this risk factor to discuss, as appropriate, the factors that impact your market area. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Further, discuss the extent to which the ability to compete in this area is dependent on existing relationships, or advise.

Page 80 of the Prospectus has been revised to provide additional information with respect to the Company’s primary market area. We respectfully submit that, as indicated in the information added to page 80, the Company’s primary market area is fairly stable, if not actually strong, such that related risk disclosure is not required to be added to the Risk Factors section of the Prospectus.

Page 80 under “Competition” has been revised to indicate that “Our ability to compete in our primary market area does not depend on any existing relationships.” Accordingly, we respectfully submit that related risk disclosure is not required to be added to the Risk Factors section of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 69

4. We note that you monitor your liquidity position on a daily basis. Please revise to discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds as applicable and whether you complied with your internal guidelines with respect to these metrics, for the periods presented in your financial statements.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

January 28, 2025

Page 77 has been revised, as requested.

Business of Winchester Savings Bank

Loan Underwriting Risks

Commercial Real Estate Loans and Multi-Family Real Estate Loans, page 76

5. We note that you intend to expand your lending activities to make more multi-family loans. Please tell us, with a view towards enhanced disclosure, whether the properties that provide collateral for of your current multi-family loans are subject to rent control regulation. Similarly, if management expects to expand lending into areas where rent control regulation might impact the ability of borrowers to maintain rents in line with the current market, please clarify.

Page 83 of the Prospectus has been revised to reflect the immaterial amount of such loans, both in the current portfolio and with respect to future originations.

Loan Approval Procedures and Authority, page 77

6. We note your disclosure, both on this page and in the risk factor on page 18, that your loan to one borrower limit will increase as a result of this offering. Revise your disclosure, in an appropriate portion, to discuss the amount that this limit might increase at the minimum, mid-point or maximum offering amount.

Page 85 of the Prospectus has been revised, as requested.

Sources of Funds

Deposits, page 85

7. We note your disclosure on page 86 that all of your deposits are fully insured due to the additional insurance provided to a Massachusetts savings bank and you expect that coverage under the DIF will continue after consummation of the reorganization and offering. Please address the following items:

•

revise your disclosure on page 32, or where most appropriate to discuss and identify the thresholds used to determine when a Massachusetts savings bank becomes too large to qualify (or other possible reasons for disqualification) for participation in the Depositors Insurance Fund;

•

revise here, or where most appropriate, to discuss other scenarios and related risks in which a Massachusetts savings bank may no longer be qualified to participate in the Depositors Insurance Fund; and

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

January 28, 2025

•	clarify whether the Depositors Insurance Fund insures deposits from out of state depositors, including brokered deposits.

Page 94 of the Prospectus have been revised, as requested. Given the size of Winchester Savings Bank and its current level of deposits in excess of federal insurance levels as already disclosed on page 93 being less than 20% of the maximum amount that can be DIF-insured, we respectfully submit that related disclosure is not required to be added to the Risk Factors section of the Prospectus.

*  *  *  *  *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Lawrence M.F. Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

Ned Quint

Enclosure
cc:	Christian Windsor, Esq., SEC
Aisha Adegbuyi, Esq., SEC
Victor Cecco, SEC
Lori Empie, SEC
John Carroll, Winchester Bancorp, Inc.
Lawrence M.F. Spaccasi, Esq.